APPENDIX A

PLAN OF LIQUIDATION AND DISSOLUTION OF
CRI HOTEL INCOME PARTNERS, L.P.

This Plan of Liquidation and Dissolution (the "Plan") dated as of April 1, 2013 of CRI Hotel Income Partners, L.P., a Delaware limited partnership (the "Partnership"), is for the purpose of effecting the complete liquidation and dissolution of the Partnership in accordance with the laws of the State of Delaware.

1. Intention of the General Partner. CRICO Hotel Associates I, L.P., as the sole General Partner of the Partnership, believes that the liquidation and dissolution (the "Liquidation") of the Partnership at this time is in the best interest of the Partnership, its Limited Partner and the holders of the Partnership's Beneficial Assignee Certificates (the "BAC Holders"). Therefore, the General Partner has submitted this Plan to the Limited Partner and the BAC Holders for their consent to liquidate and dissolve the Partnership in accordance with Article IX of the First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of September 23, 1986 (the "Partnership Agreement").

2. Effectiveness. The Plan shall be effective upon the approval hereof by the affirmative vote of more than 50% of the Limited Partners, as directed by the holders of greater than 50% of the outstanding Beneficial Assignee Certificates ("BACs") of the Partnership entitled to vote, as required by the Partnership Agreement (the “Effective Date”). Until such time as the BAC Holders approve this Plan, the General Partner shall not take and shall not cause the Partnership to take any of the actions, and shall not do or cause the Partnership to do, any of the things provided herein.

3. Management and Disposition of Assets. On or after the Effective Date, the General Partner shall proceed to wind up the affairs of the Partnership and shall continue to have all the powers of the General Partner under the Partnership Agreement, including the power to (i) fulfill or discharge the Partnership’s contracts, (ii) collect the Partnership’s assets, (iii) sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining assets of the Partnership to one or more persons at public or private sale for consideration which shall consist of cash or cash equivalents, (iv) discharge or pay the Partnership’s liabilities and (v) do all other things appropriate to liquidate the Partnership’s business. The Partnership shall not sell or dispose of any of its assets to the General Partner or any of its affiliates.

4. Provisions for Liabilities. All liabilities of the Partnership shall be paid for, settled or otherwise satisfied in the manner determined by the General Partner. There may be set aside, and retained in cash or other assets, a reserve fund or reserve funds in an amount or amounts determined by the General Partner to be necessary for the payment of estimated liabilities, taxes and expenses, including the expenses related to the effectuation of the Plan.

5. Liquidating Trust. In the event that: (a) in the opinion of the General Partner, it would not be feasible for the Partnership to pay, or adequately provide for, all liabilities of the Partnership (including costs and expenses incurred and anticipated to be incurred in connection with the effectuation of the Plan) at the time the final liquidating distribution is made pursuant to Section 6 hereof, or (b) the General Partner shall determine that it is not advisable to distribute at such time any other property held by or for the account of the Partnership because such property is not reasonably susceptible for distribution to BAC Holders or otherwise, the Partnership shall transfer and assign to a liquidating trust designated by the General Partner (the “Liquidating Trust”) sufficient cash and property to pay or adequately provide for all such debts and liabilities and such other property as the General Partner shall have determined is appropriate. The Liquidating Trust Agreement governing the Liquidating Trust shall be approved by the General Partner. The transfer and assignment of Partnership assets to the Liquidating Trust and the distribution to BAC Holders of non-transferrable beneficial interest therein shall qualify as the distribution by the Partnership to the BAC Holders per Section 9.03(a)(v) of the Partnership Agreement. From and after the date of the Partnership’s transfer of cash and property to the Liquidating Trust, (i) the Partnership shall have no interest in and to such cash and property and (ii) all such cash and property shall thereafter be held by the Liquidating Trust solely for the benefit of and ultimate distribution to the BAC Holders, subject to any unsatisfied debts, liabilities and expenses.

6. Distributions to BAC Holders. [IF THE PROPOSAL TO AMEND THE PARTNERSHIP AGREEMENT IS APPROVED: The assets of the Partnership which, in the opinion of the General Partner, no longer need to be retained as a reserve fund to meet liabilities, shall, subject to Sections 4 and 5 hereof, be distributed to the General Partner and the BAC Holders as set forth below:

•	First, 100% to the BAC Holders, until the BAC Holders have received an amount equal to their Adjusted Capital Contributions (as such term is defined in the Partnership Agreement);

•
Second, 98% to the BAC Holders and 2% to the General Partner, subordinated to the achievement of the Preferred Cash Flow Return (as such term is defined in the Partnership Agreement), until the BAC Holders have received an additional amount equal to their Preferred Cash Flow Return, reduced (but not below zero) by the total amount of all prior cash distributions;

•	Third, to the General Partner an amount equal to its Adjusted Capital Contributions; and

•	Fourth, the balance, 85% to the BAC Holders and 15% to the General Partner.

Lastly, all proceeds remaining in any Liquidating Trust or reserve after the satisfaction of all potential liabilities will be distributed among the General Partner and BAC Holders in the same proportion as if the distributions were made from the Partnership under this Plan.

Provided, however, that, if pursuant to the distribution described above the General Partner does not receive 1% of the proceeds from the sale of the properties (the “Minimum GP Return”), then such amount shall be deducted prior to any distribution described above is made to the BAC Holders.

Provided, further, that, in the event that (a) the General Partner has entered into contracts for the sale of the hotel properties within six months after the BAC Holders’ approval of the Liquidation and (b) the distribution to BAC Holders exceeds $9.20 per BAC, then the General Partner shall be entitled to an Incentive Fee equal to 10% of any such excess distributions and the BAC Holders shall be entitled to receive 90% of any such excess distributions in lieu of the distributions to which the BAC Holders would otherwise be entitled pursuant to the distribution schedule above.]

[IF THE PROPOSAL TO AMEND THE PARTNERSHIP AGREEMENT IS DENIED: The assets of the Partnership which, in the opinion of the General Partner, no longer need to be retained as a reserve fund to meet liabilities, shall, subject to Sections 4 and 5 hereof, be distributed to the General Partner and the BAC Holders as set forth below:

•	First, 100% to the BAC Holders, until the BAC Holders have received an amount equal to their Adjusted Capital Contributions (as such term is defined in the Partnership Agreement);

•
Second, 98% to the BAC Holders and 2% to the General Partner, subordinated to the achievement of the Preferred Cash Flow Return (as such term is defined in the Partnership Agreement), until the BAC Holders have received an additional amount equal to their Preferred Cash Flow Return, reduced (but not below zero) by the total amount of all prior cash distributions;

•	Third, to the General Partner an amount equal to its Adjusted Capital Contributions;

•	Fourth, in the case of Sales, to the General Partner as a Property Disposition Fee (as such term is defined in the Partnership Agreement), an amount equal to 3% of the total sale proceeds;

•	Fifth, the balance, 85% to the BAC Holders and 15% to the General Partner; and

Lastly, all proceeds remaining in any Liquidating Trust or reserve after the satisfaction of all potential liabilities will be distributed, pro rata, among the General Partner and BAC Holders in accordance with any respective positive capital accounts as required in the regulations under Section 704(b) of the Internal Revenue Code.

Provided, however, that, if pursuant to the distribution described above the General Partner does not receive 1% of the proceeds from the sale of the properties (the “Minimum GP Return”), then such amount shall be deducted prior to any distribution described above is made to the BAC Holders.]

7. Authorization of the General Partner. The General Partner shall make such provisions, if any, as it may deem appropriate regarding the surrender and transfer of the BACs in connection with the making of the distributions hereunder. The General Partner may hire employees and/or retain independent contractors in connection with the liquidation and winding up process, and is authorized to pay to employees or independent contractors reasonable compensation. The approval of the Plan shall constitute full and complete authority to the General Partners, without further BAC Holder action, to do and perform any and all acts and to make, execute and deliver any and all agreements, conveyances, assignments, transfers, certificates and other documents of any kind and character that the General Partner deems necessary, appropriate or advisable and in accordance with the Plan, the Partnership Agreement and the Laws of the State of Delaware: (i) to dissolve the Partnership in accordance with the laws of the State of Delaware and cause its withdrawal from all jurisdictions in which it is authorized to do business; (ii) to sell, dispose, convey, transfer and deliver the assets of the Partnership; (iii) to satisfy or provide for the satisfaction of the Partnership's obligations in accordance with Title 6 Ch. 7 Del. Code Section 17-804 and the Partnership Agreement; and (iv) to distribute all of the remaining funds of the Partnership and any unsold assets of the Partnership to the BAC Holders as set forth in Section 6 above.

8. Dissolution. At such time as the General Partner has determined that all necessary requirements for dissolution have been satisfied under Delaware law and after the assets of the Partnership have been liquidated and the affairs of the Partnership have been wound up, the General Partner immediately shall execute and cause to be filed in the Office of the Secretary of State of the State of Delaware and elsewhere as may be required or deemed appropriate such documents necessary to effectuate the termination of the Partnership. From and after the date such documents are accepted by the Office of the Secretary of State, the Partnership will be deemed to be terminated, and the General Partner will be discharged of all powers and authority and released from any future duties and responsibilities as general partner of the Partnership, except with respect to assets of the Partnership which have been set aside in a reserve fund or have otherwise been distributed.

9. Indemnification. The obligation of the Partnership to indemnify and reimburse the General Partner, CRICO Hotel Fund, Inc. or their affiliates pursuant to applicable law and/or Article V, Section 5.16 of the Partnership Agreement or otherwise shall survive the liquidation and dissolution of the Partnership and may be satisfied only out of the assets of any reserve fund or Liquidating Trust which has assumed the liability of the Partnership thereof, but not from distributions to BAC Holders.

10. Modification and Abandonment. The General Partner may modify or amend this Plan if it determines that such action would be in the best interests of the Partnership and its BAC Holders. In the event that a modification or amendment appears necessary and will, in the judgment of the General Partner, materially and adversely affect the interests of the BAC Holders, such modification or amendment will be submitted to the BAC Holders for approval by BAC Holders holding a majority of the outstanding BACs entitled to vote thereon. The General Partner may abandon this Plan at any time if it determines that abandonment would be in the best interest of the Partnership or its BAC Holders, provided that the General Partner and the Limited Partner (voting at the direction of the BAC Holders) consent to such abandonment.

IN WITNESS WHEREOF, the parties hereto have made and executed this Plan as of the date first written above.

CRI HOTEL INCOME PARTNERS, L.P.
By: CRICO Hotel Associates I, L.P., its general partner
By: C.R.I., Inc., its general partner

/s/ William B. Dockser	/s/ H. William Willoughby

William B. Dockser	H. William Willoughby
Chairman of the Board	President

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